November 19, 2024

Chan Wan Shan Sandra
Chief Executive Officer
Bluemount Holdings Limited
Room 1007, 10/F, Capital Centre
151 Gloucester Road
Wan Chai, Hong Kong

       Re: Bluemount Holdings Limited
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted November 5, 2024
           CIK No. 0002027815
Dear Chan Wan Shan Sandra:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 30, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
General

1. We note your response to prior comment 2. We also note your reference to your trading platform on page 29. Please revise your disclosure to further describe your trading platform and the relevance to your business. In this regard, we note your disclosure on page 107 that your client may place trading orders (i) by phone; or (ii)
       onsite at your office premises by submitting an order ticket, which can be accessed by mobile device application. If applicable here, describe the trading platform you reference.
 November 19, 2024
Page 2

Prospectus Summary
Overview, page 1

2. We note your response to prior comment 1 and reissue our comment. Please revise this section to list separately the three types of services you appear to provide: 1)
      consulting and advisory services, 2) commodity trading, and 3) financial services. List them in the order of services that produce the most revenues for your company. In this regard, we note your response to comment 9 where you stated that "underwriting and placing services, securities brokerage and dealing services, and asset management services segments differ from consulting and advisory services segment."
You
      continue, however, to describe all these types of services under financial services and combine them together. In addition, given the differences in the total revenue derived from consulting and advisory services (57.05% and 77.5% for the years ended March
      31, 2024 and 2023) compared to the total revenue derived from your other financial services, such as underwriting and placing services, securities dealing and brokerage services, and asset management services (in the aggregate, 2.49% and 3.23% for the same periods, respectively), please revise your disclosure in this section to describe in more detail your consulting and advisory services as you did in the business section.
      Your current disclosure appears to indicate that you have derived over 57% of your revenues in the most recent fiscal year from what appears to be effectively general business consulting and advisory services, not financial or underwriting services. Investors should be able to readily discern from the presentation of your
      disclosure your material lines of business.
Business
Overview, page 100

3. We note your response to prior comment 9 and reissue our comment. Please revise this section to list separately the three types of services you appear to provide: 1)
      consulting and advisory services, 2) commodity trading, and 3) financial services. List them in the order of services that produce the most revenues for your company. In this regard, we note your response to comment 9 where you stated that "underwriting and placing services, securities brokerage and dealing services, and asset management services segments differ from consulting and advisory services segment." You continue, however, to describe all these types of services under
"financial
      services" and combine them into one. As such, revise this subsection significantly as follows:
          describe how you are compensated for each of the services provided, such as commissions, flat fees or otherwise;
          revise disclosure about your consulting and advisory services segment separately, as opposed to listing it within the "financial services business segment;" and because you derive most of your revenues from business consulting and advisory services, move the description of this business segment to the beginning of the business section, as opposed to listing financial services as the first segment because it only produced less than 4% of your revenues in the last two fiscal years.
 November 19, 2024
Page 3

External Brokers, page 108

4. We note your response to prior comment 10. Please file all material agreements with
       Phillip Securities Limited as exhibits or advise.
Principal Shareholders, page 150

5. We note your response to prior comment 12 and your revised disclosure in footnote 6 to the beneficial ownership table. Please revise your disclosure in the section prior to the table to disclose the percentage of outstanding Class A shares the holders of Class
       A ordinary shares must keep to continue to control the outcome of matters submitted to shareholders for approval. It appears based on your disclosure that your significant beneficial owners do not currently hold any Class B ordinary shares.
6. We note your response to prior comment 20 and your revised disclosure in footnote (2) to the beneficial ownership table. Please further revise your disclosure in
       footnote (2) to state that the enumerated natural persons have the voting and dispositive power over the shares owned by Echo Interntional Holdings
Group
       Limited or revise to state who has the voting and dispositive power.
Note 26 - Financial Instrument - b.(iii) ECL for trade receivables from contracts with customers, page F-47

7. We note your response to prior comment 14 and the disclosure of your write-off policy on page F-20. It appears that your policy of writing-off a receivable when,
       "there is no realistic prospect of recovery" may not be consistent with the guidance in
       IFRS 9 which indicates an entity should write-off a financial asset when the entity has "no reasonable expectations of recovering the contractual cash flows" which could result in you delaying the write-off of certain receivables. It appears that receivables not on additional payment arrangements, for which you have not received a payment in a reasonably long time, and for which the customer has not acknowledged the outstanding debts may meet the "no reasonable expectation" criteria in IFRS 9. Please ensure you properly assess your receivables to determine when you have no
       "reasonable expectations" and write-off your receivables accordingly. Please revise the disclosure of your write-off policy as needed.
8. We note your response to prior comment 15. It appears you did not include certain material information that was included in your proposed revised disclosure from comment 47 in our letter dated July 19, 2024. Therefore, please include the following information in the appropriate section of your filing:
           When assessing expected credit losses, defaulted receivables are subject to higher provisions compared to non-defaulted receivables. This is to account for the increased credit risk associated with defaults.
 November 19, 2024
Page 4

        Please contact Michael Henderson at 202-551-3364 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Tonya Aldave at 202-551-
3601 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Lawrence Venick, Esq.